Lang Michener LLP BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57156-2

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

April 7, 2005

VIA FAX AND MAIL
MAIL STOP 05-10
EDGAR CORRESPONDENCE

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-0510

Attention: Ms. Brigitte Lippmann, Staff Attorney

Dear Ms. Lippmann:

RED SKY RESOURCES INC. (the “Company”)
Form SB-2 Registration Statement filed January 28, 2005
and Amendment No. 1 filed March 15, 2005
SEC File No. 333-122377

Further to our telephone conversation of April 6, 2005, we enclose the Company’s request for acceleration of the Form SB-2 registration to be effective 4:00 p.m. (EST) on Friday, April 8, 2005. We have included the “Tandy” language in the acceleration letter, as requested. Please advise if you require any additional information from the Company in connection with this acceleration request.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl
Encl.